                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 F O R M 11 - K


[X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended     December 31, 1997
                         ------------------------------------------------------

                                       OR

[ ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from               to
                              ---------------  ----------------

             Commission file number 000-18815 [Outlook Group Corp.]
                                    ---------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     OUTLOOK GROUP CORP. 401(K) SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               OUTLOOK GROUP CORP.
                               1180 American Drive
                             Neenah, Wisconsin 54956

                              OUTLOOK GROUP CORP.
                              401(k) SAVINGS PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                      AS OF DECEMBER 31, 1997 AND 1996 AND
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                              OUTLOOK GROUP CORP.
                              401(k) SAVINGS PLAN

                                     INDEX





                                                                           Page
                                                                           ----

Report of Independent Accountants                                           2



Financial Statements:

  Statements of Net Assets Available for Plan Benefits,
     December 31, 1997 and 1996                                             3

  Statement of Changes in Net Assets Available for Plan Benefits
    for the year ended December 31, 1997                                    4

  Notes to Financial Statements                                            5-10

Supplemental Information:

  Item 27(a) - Schedule of Assets Held for Investment Purposes,
    December 31, 1997                                                      11

  Item 27(d) - Schedule of Reportable Transactions
    for the year ended December 31, 1997                                   12

REPORT OF INDEPENDENT ACCOUNTANTS



Board of Trustees
Outlook Group Corp.
   401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Outlook Group Corp. 401(k) Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of Outlook Group Corp. 401(k) Plan taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Milwaukee, Wisconsin
June 19, 1998

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1997 and 1996


                          ASSETS                           1997         1996
                                                       ----------   ------------

Investments:
  Interest-bearing cash                                $   29,872   $   63,978
  Outlook Group Corp. Common Stock
      (72,989 and 89,098 shares, respectively)            529,467      423,229
  American Balanced Income Fund
      (41,200 and 41,494 shares, respectively)            646,013      603,938
  American Investment Company of America Fund
      (51,520 and 46,757 shares, respectively)          1,455,428    1,132,955
  American Washington Fund
      (39,266 and 33,346 shares, respectively)          1,191,717      818,958
  American New Perspective Fund
      (49,584 and 42,771 shares, respectively)            960,437      777,174
  Principal Financial Group Fixed Interest Plus Fund
      (1,186,875 and 1,327,984 shares, respectively)    1,187,696    1,315,660
  Loans to plan participants                               35,740       59,840
                                                       ----------   ----------
                                                        6,036,370    5,195,732
Employer contribution receivable                          130,431      132,236
Employee contributions receivable                          16,311           --
Income receivable                                         245,129       80,851
                                                       ----------   ----------
         Net assets available for plan benefits        $6,428,241   $5,408,819
                                                       ==========   ==========




The accompanying notes are an integral part of these financial statements.

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS for the year ended December 31, 1997



Additions to net assets attributed to:
  Contributions from employer                      $  257,470
  Contributions from employees                        794,729
  Interest and dividend income                        141,306
  Net appreciation in fair value of investments       910,509
                                                   ----------
            Total additions                         2,104,014



Deductions from net assets attributed to:
  Benefits paid to participants                     1,077,377
  Investment expenses                                   7,215
                                                   ----------
            Total deductions                        1,084,592
                                                   ----------
            Increase in net assets available for
               plan benefits                        1,019,422



Net assets available for plan benefits:
  Beginning of year                                 5,408,819
                                                   ----------
  End of year                                      $6,428,241
                                                   ==========




The accompanying notes are an integral part of these financial statements.

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS



1.      DESCRIPTION OF THE PLAN:

        The following description of the Outlook Group Corp. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        a. GENERAL: The Plan is a defined contribution plan covering substantially all employees of Outlook Group Corp. (the "Company") who have completed one year (1,000 hours) of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        b. CONTRIBUTIONS: Each year, participants may make voluntary contributions up to 15 percent of annual compensation, as defined by the Plan, up to a maximum of $9,500 (adjusted annually). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes 50 percent of the first 6 percent of a non-union participant's and Teamsters Union participant's compensation deferral for participants with five or more years of service. The Company contributes 40 percent of the first 6 percent of a non-union participant's compensation deferral for participants with less than five years of service. In addition, the Company may elect to make additional discretionary contributions.

        c. PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contribution and the Company's matching contribution and an allocation of Plan earnings, forfeitures and discretionary contributions. Allocations of Plan earnings are based upon account balances. Discretionary contributions and forfeitures are allocated among participants based on participant compensation for the year.

        d. VESTING: Participants have a non-forfeitable vested right in their voluntary contributions and the Company's matching contributions. If a participant is not 100% vested at the time of distribution, the nonvested portion of their account is forfeited and allocated among the remaining Plan participants. Additional discretionary Company contributions are vested as follows:

                      Years of Service        Vesting Percentage
                      ----------------        ------------------
                            1                        0%
                            2                       25%
                            3                       50%
                            4                       75%
                            5                      100%

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

1.      DESCRIPTION OF THE PLAN, CONTINUED:

        e. INVESTMENT OPTIONS: Plan participants may direct their contributions to any of six investment options.

            EQUITY FUND: Funds are invested in a mutual fund that seeks to produce income and to provide an opportunity for growth of principal through a portfolio of equity securities that meet the fund's strict eligibility standards.

            BALANCED FUND: Funds are invested in a mutual fund that seeks conservation and long-term growth of capital through a broadly diversified portfolio of common stocks, preferred stocks, corporate bonds and U.S. Government securities. The fund will maintain at least 25% of total assets in investment grade securities.

            FIXED INTEREST PLUS FUND: Funds are invested in The General Account of The Principal Mutual Life Insurance Company which guarantees participants a rate of return determined yearly. This fund invests primarily in private placement loans and commercial and residential mortgages.

            NEW PERSPECTIVE FUND: Funds are invested in a mutual fund with a primary investment objective of long-term growth of capital with a secondary objective of future income. The fund's assets are invested on a global basis to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships.

            INVESTMENT COMPANY OF AMERICA: Funds are invested in a mutual fund which seeks long-term growth of capital and income. The fund primarily invests in common stocks, however, assets may also be held in securities convertible into common stock, straight debt securities, cash or cash equivalents, U.S. Government securities or non-convertible preferred stock.

            COMPANY STOCK FUND: Funds are invested in Outlook Group Corp. common stock.

            Participants may borrow from their account balances subject to certain Plan and IRS restrictions. Loans are accounted for in the loan fund.

         f. PARTICIPANT LOANS: Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Terms generally range from 1-5 years. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus 1 percent at the time the note is drafted. Principal and interest is paid ratably through regular payroll deductions.

         g. PAYMENT OF BENEFITS: On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installment payments over a period not to exceed 10 years. The vested account balances of inactive participants was approximately $1,244,664 and $1,120,873 at December 31, 1997 and 1996, respectively.

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The following is a summary of the Plan's significant accounting policies:

         a. ESTIMATES: The Plan prepares its financial statements in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         b. INVESTMENTS: Investments of the Plan are based upon quoted market prices, except for its investments in the Fixed Interest Plus Fund which are stated at contract value (Note 2c). Participant loans are valued at the remaining unpaid principal amount of the notes, which approximates fair value.

         c. INVESTMENT IN FIXED INTEREST PLUS FUND: The Fixed Interest Plus Fund consists primarily of investments in insurance company investment contracts. These contracts are included in the assets of the Fixed Interest Plus Fund at contract value, which approximates fair value, as reported to the Plan by the trustee. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

            The interest rate for the Fixed Interest Plus Fund is redetermined annually based on the provisions of the investment contract. The crediting interest rate was 6.65% and 6.75% at December 31, 1997 and 1996, respectively. The average yield was 6.65% for the year ended December 31, 1997.

         d. CONTRIBUTIONS: Contributions from employees are recorded in the period the Company makes payroll deductions from the Plan participants.

         e. PAYMENTS OF BENEFITS: Benefits are recorded when paid.

         f. ADMINISTRATIVE EXPENSES: In 1997 the investment expenses of the Equity, Balanced, Fixed Interest Plus Fund, New Perspective, and Investment Company of America Funds were paid out of the earnings of those funds. All other administrative expenses of the Funds were paid by the Company.

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

3.      INVESTMENTS:

The following tables summarize the activity by investment category for the year ended December 31, 1997:



                                                                            Fixed            New
                                               Equity       Balanced    Interest Plus   Perspective
                                            -----------   -----------   -------------   -----------
Additions to net assets attributed to:
  Contributions from employer               $    37,693   $    26,968    $    57,699    $    50,518

  Contributions from employees                  123,221        78,944        172,075        159,639
  Interest and dividend income                   22,850        16,114         80,930          5,306
  Net appreciation in fair
     value of investments                       252,314        83,271             --         79,186
  Transfers between funds                        85,319       (31,752)       (40,842)        14,786
                                            -----------   -----------    -----------    -----------
          Total additions                       521,397       173,545        269,862        309,435

Deductions from net assets attributed to:
  Benefits paid to participants                 155,142        92,098        405,225         98,722
  Investment expenses                               862           630          1,308          1,158
                                            -----------   -----------    -----------    -----------

          Total deductions                      156,004        92,728        406,533         99,880
                                            -----------   -----------    -----------    -----------

Increase (decrease) in net assets
     available for plan benefits                365,393        80,817       (136,671)       209,555

Net assets available for plan benefits:
         Beginning of year                      851,025       630,834      1,373,863        846,307
                                            -----------   -----------    -----------    -----------
         End of year                        $ 1,216,418   $   711,651    $ 1,237,192    $ 1,055,862
                                            ===========   ===========    ===========    ===========

                                             Investment
                                             Company Of      Company      Participant
                                               America        Stock          Loans          Total
                                            -----------    -----------    -----------    -----------
Additions to net assets attributed to:
  Contributions from employer               $    68,818    $    15,774    $        --    $   257,470

  Contributions from employees                  210,602         50,248             --        794,729
  Interest and dividend income                   25,308            782         (9,984)       141,306
  Net appreciation (depreciation) in fair
     value of investments                       340,754        154,984             --        910,509
  Transfers between funds                        (9,330)        (3,815)       (14,366)            --
                                            -----------    -----------    -----------    -----------
          Total additions                       636,152        217,973        (24,350)     2,104,014

Deductions from net assets attributed to:
  Benefits paid to participants                 211,494        114,696             --      1,077,377
  Investment expenses                             1,665          1,592             --          7,215
                                            -----------    -----------    -----------    -----------

          Total deductions                      213,159        116,288             --      1,084,592
                                            -----------    -----------    -----------    -----------

Increase (decrease) in net assets
     available for plan benefits                422,993        101,685        (24,350)     1,019,422

Net assets available for plan benefits:
         Beginning of year                    1,207,961        438,739         60,090      5,408,819
                                            -----------    -----------    -----------    -----------
         End of year                        $ 1,630,954    $   540,424    $    35,740    $ 6,428,241
                                            ===========    ===========    ===========    ===========


OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED




4.      TAX STATUS:

        The Internal Revenue Service has determined and informed the Company by a letter dated October 18, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code that provide for tax-exempt status. There have not been any amendments to the Plan subsequent to this determination which may affect the Plan's tax status.



5.      PLAN TERMINATION:

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                           SUPPLEMENTARY INFORMATION

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
FORM 5500, ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES December 31, 1997



Column A                Column B                              Column C                  Column D               Column E
                Identity of Issue, Borrower,                                                                   Current
                  Lessor or Similar Party              Description of Investment          Cost                  Value
---------      -------------------------------         -------------------------    --------------        ----------------

                Goldman Sachs Financial                 Interest-bearing cash      $       29,872          $       29,872
                    Treasury Obligation Fund

                American Balanced Income Fund           Mutual Fund
                                                        (41,200 shares)                   618,874                 646,013

                American Investment Company             Mutual Fund
                    of America Fund                     (51,520 shares)                 1,287,052               1,455,428

                American New Perspective Fund           Mutual Fund
                                                        (49,584 shares)                   921,974                 960,437

                American Washington Fund                Mutual Fund
                                                        (39,266 shares)                   991,496               1,191,717

                Principal Financial Group Fixed         Group Annuity Contract
                    Interest Plus Fund                  (1,186,875 shares)              1,187,696               1,187,696

*               Outlook Group Corporate                 Common stock
                    Stock Fund                          (72,989 shares)                   145,976                 529,467

                Participant Loans                       Various participants and
                                                        maturities - interest rates from
                                                        7.65% to 9.50%                      -                      35,740
                                                                                                            --------------
                                                                                                            $   6,036,370
                                                                                                            ==============


* Party-in-interest transactions, which are exempt from prohibited transaction rules under Section 408(b) of ERISA

See Report of Independent Accountants.

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
FORM 5500, ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1997



                  Column A                    Column B               Column C             Column D           Column G      Column I
        ----------------------------     --------------------     ---------------   ------------------    -------------  -----------
                Identity of                                        Purchase                Selling            Cost of    Net Gain or
               Party Involved            Description of Asset        Price                  Price              Asset        (Loss)
        ----------------------------     --------------------     ---------------   ------------------    -------------  -----------
        Goldman Sachs Financial
           Treasury Obligation Fund      Interest-bearing cash    $3,676,120 (598)  $   3,699,559 (491)   $  3,699,559    $   -

        American Balanced Income
           Fund                          Mutual Fund                 398,454  (76)        396,763  (25)        373,683       23,080

        American Investment
           Company of America
           Fund                          Mutual Fund                 733,358  (78)        595,870  (25)        519,689       76,181

        American New Perspective
           Fund                          Mutual Fund                 543,877  (76)        398,785  (26)        364,797       33,988

        American Washington
           Fund                          Mutual Fund                 569,924  (76)        401,889  (25)        340,792       61,097

        Principal Financial Group
           Fixed Interest Plus Fund      Group Annuity Contract      265,510  (60)        406,618  (16)        406,905         (287)

        Outlook Group Corporate
           Stock Fund                    Common stock                107,353  (43)        144,888  (22)         46,529       98,359



(A) The numbers disclosed in parentheses are the number of transactions in a series of transactions. A single transaction is reported as a part of a series of transactions, whenever possible.

(B)     Column E, Lease Rental, is omitted as it is not applicable.

(C) Column F, Expense Incurred with Transaction, is omitted, as the price reported net of commission or expense, if any.

(D) Column H, Current Value of Asset on Transaction Date, is omitted, as there are no deviations of purchase price and selling price from the current value at the transaction date.

        See Report of Independent Accountants.

                                                                       EXHIBIT A


                     [COOPERS & LYBRAND L.L.P. LETTERHEAD]

Consent of Independent Accountants



We consent to the incorporation by reference in the registration statement of Outlook Group Corp. on Form S-8 (File No. 33-44491) of our report dated June 19, 1998, on our audits of the financial statements of the Outlook Group Corp. 401(k) Savings Plan as of December 31, 1997 and 1996, and for the year ended December 31, 1997, which report is incorporated by reference in the Annual Report on Form 11-K.


                                             /s/ Coopers & Lybrand, L.L.P.


Milwaukee, Wisconsin
June 29, 1998

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        OUTLOOK GROUP CORP.
                                          401(K) SAVINGS PLAN


Date:  June 29, 1998                    /s/ Jeffry H. Collier
                                        -----------------------
                                        Jeffry H. Collier ,
                                        401(k) Savings Plan Committee Member
                                        and Trustee